UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UCBH Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

90262T-30-8

(CUSIP Number)

Mao Xiaofeng

Board Secretary

China Minsheng Banking Corp., Ltd.

No.2 Fuxingmennei Avenue, Xicheng District

Beijing, 100031 China

Phone:  (8610) 5856-0610

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90262T-30-8	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS China Minsheng Banking Corp., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,545,986
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,545,986
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,545,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.84%
14		TYPE OF REPORTING PERSON (See Instructions) BK

Page 2 of 13 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of UCBH Holdings, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 14th Floor, 555 Montgomery Street, San Francisco, CA  94111.

Item 2.	Identity and Background.

This Statement is being filed by China Minsheng Banking Corp., Ltd. (“CMBC”).

(a)                 CMBC is a joint stock commercial bank duly incorporated under the laws of the People’s Republic of China (“PRC”).

(b)                 The address of the principal office of CMBC is No.2 Fuxingmennei Avenue, Xicheng District, Beijing, 100031 China.

(c)                 The principal business activities of CMBC are retail, commercial, corporate, wholesale and other banking and financial services.

(d)                 During the past five years, CMBC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                 During the last five years, CMBC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment, (d) citizenship, of each executive officer and director of CMBC, and (e) the name of any corporation or other organization in which such occupation or employment is conducted.

During the last five years, to the best of CMBC’s knowledge, none of CMBC’s directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Pursuant to the Investment Agreement, dated as of October 7, 2007, between CMBC and the Issuer attached hereto as Exhibit 1 (the “Investment Agreement”), CMBC purchased 5,381,220 shares of Common Stock (the “First Purchased Shares”) from the Issuer on March 5, 2008, constituting 4.9% of the outstanding shares of Common Stock (the “Shares”) on such date after giving effect to such purchase.  The total amount of funds required by CMBC to acquire the First Purchased Shares was $95.7 million in the aggregate.

Page 3 of 13 Pages

Pursuant to the Investment Agreement and the letter agreement dated September 22, 2008, between CMBC and the Issuer attached hereto as Exhibit 2 (the “Letter Agreement”), CMBC purchased an additional 6,164,766 Shares (the “Second Purchased Shares”, and together with the Initial Purchased Shares, the “Purchased Shares”) from the Issuer on December 23, 2008. As a result of such purchase, CMBC, beneficially owned 9.84% of the outstanding Shares on such date after giving effect to such purchase.  The total amount of funds required by CMBC to acquire the Second Purchased Shares was $29.9 million in the aggregate.

Item 4.	Purpose of Transaction.

The Purchased Shares have been acquired by CMBC for investment purposes.  Subject to the terms and conditions set forth in the Investment Agreement and the Investor’s Rights Agreement, CMBC (a) intends to acquire additional Common Stock such that following such acquisition(s), it owns 9.9% of the outstanding Common Stock and (b) may, at its election and with the consent of the Issuer, acquire additional Common Stock such that following such acquisition(s), CMBC owns 20% of the outstanding Common Stock, in each case, as further described in Item 6 below.

CMBC has agreed in an investor’s rights and standstill agreement entered into by and between CMBC and the Issuer as of October 7, 2007 (the “Investor’s Rights Agreement”) to a number of restrictions on its actions, including with respect to its ability to acquire additional Common Stock and other securities of the Issuer, to dispose of the Common Stock and to make proposals with respect to any transaction that would result in a change of control of the Issuer, each as further described in Item 6 below.

Subject to the terms of the Investment Agreement and the Investor’s Rights Agreement as described in Item 6, CMBC intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing (including in connection with its rights under the Investment Agreement as described in Item 6 below) or decreasing its investment in the Issuer or making a proposal to acquire the Issuer, in each case as permitted by the terms of the Investment Agreement and the Investor’s Rights Agreement and as further described in Item 6 below. As part of this ongoing review, CMBC may in the future engage legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer.

As of the date of this Statement, except as set forth in this Statement, CMBC has no present plans or proposals which relate to or would result in:

(a)                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Page 4 of 13 Pages

(c)                 A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                 Any material change in the present capitalization or dividend policy of the Issuer;

(f)                 Any other material change in the Issuer’s business or corporate structure;

(g)                 Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                 A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                 Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)                 The responses of CMBC to Rows (11) through (13) of the cover page of this Statement are incorporated herein by reference.

Except as disclosed in this Item 5(a) and Item 6 below, neither CMBC nor, to the best of CMBC’s knowledge, any of the persons listed on Schedule A to this Statement, beneficially owns any Shares or has the right to acquire any Shares.

(b)                 The responses of CMBC to (i) Rows (7) through (10) of the cover page of this Statement and (ii) Item 5(a) and Item 6 hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b) and Item 6 below, neither CMBC nor, to the best of CMBC’s knowledge, any of the persons listed on Schedule A to this Statement, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Shares which they may be deemed to beneficially own.

(c)                 Except as disclosed in this Statement, neither CMBC nor, to the best of CMBC’s knowledge, any of the persons listed on Schedule A to this Statement, has effected any transaction in Shares during the past 60 days.

(d)                 To the best of CMBC’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)                 Not applicable.

Page 5 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A.  Investment Agreement and Letter Agreement

Pursuant to the Investment Agreement, the Issuer agreed to issue and sell to CMBC that number of Shares such that immediately after giving effect to the issuance, CMBC would own 4.9% of the outstanding Shares. The description of the Investment Agreement set forth herein is qualified in its entirety by reference to the copy which is included as Exhibit 1 to this Statement and is incorporated herein by reference. The issuance and sale of the First Purchased Shares pursuant to the Investment Agreement was consummated on March 5, 2008.

Pursuant to the Investment Agreement, the Issuer also agreed, following the First Closing, to issue and sell to CMBC and/or introduce CMBC to third parties who may offer to sell to CMBC a number of Shares such that immediately after giving effect to such issuance and sale, CMBC would own 9.9% of the outstanding Shares (the “Step Two Issuance and Sale”). Pursuant to the Investment Agreement, the per Share purchase price for the Shares issued by the Issuer, if any, in the Step Two Issuance and Sale was the average closing price of the Shares as quoted on the Nasdaq Global Select Market for the 90 trading days preceding the fifth business day prior to the closing of such issuance (the “Step Two Purchase Price”). The Step Two Purchase Price may be adjusted based upon the formula set forth in Section 2.02(c) of the Investment Agreement.  Pursuant to the Investment Agreement, the closing for the Step Two Issuance and Sale was to take place by March 31, 2008, which either party may have elected to extend to December 31, 2008.

However, pursuant to the Letter Agreement, the deadline for the closing of the Step Two Issuance and Sale was fixed at December 31, 2008. In addition, the Letter Agreement fixed the per Share purchase price for the Shares issued by the Issuer in the Step Two Issuance and Sale at $4.85 (the 90 day average closing price of the Shares as quoted on the Nasdaq Global Select Market as of August 30, 2008, plus a 5% premium as provided in the Investment Agreement) and the number of Shares to be issued by the Issuer at 6,164,766, subject to possible adjustment for dilutive events prior to the closing of the Step Two Issuance and Sale. The Step Two Issuance and Sale pursuant to the Investment Agreement and the Letter Agreement was consummated on December 23, 2008. The description of the Letter Agreement set forth herein is qualified in its entirety by reference to the copy which is included as Exhibit 2 to this Statement and is incorporated herein by reference.

Following the consummation of the Step Two Issuance and Sale, CMBC has the right, by notice in writing to the Issuer delivered no later than April 30, 2009, to request that the Issuer issue and sell to CMBC and/or introduce CMBC to third parties who may offer to sell to CMBC a number of Shares such that immediately after giving effect to the issuance and sale, CMBC would own 20.0% of the outstanding Shares (the “Step Three Issuance and Sale”). The Issuer has no obligations to accept CMBC’s request, but if it accepts, the purchase price for the Shares issued by the Issuer, if any, in the Step Three Issuance and Sale will be the average closing price of the Shares as quoted on the Nasdaq Global Select Market for the 90 trading days preceding the fifth business

Page 6 of 13 Pages

day prior to such issuance (the “Purchase Price”).  The Purchase Price may be adjusted based upon the formula set forth in Section 2.02(d) of the Investment Agreement.

B.  Investor’s Rights Agreement

The Investor’s Rights Agreement sets forth certain rights and obligations of CMBC as a significant stockholder of the Issuer. The description of the Investor’s Rights Agreement set forth herein is qualified in its entirety by reference to the copy which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

Standstill Restrictions

Pursuant to the Investor’s Rights Agreement, for three years following the date of the Investment Agreement (the “Standstill Period”), CMBC has agreed not to, and to not permit its affiliates to, acquire, offer or propose to acquire, or agree to acquire the beneficial ownership of any Shares other than the Purchased Shares, except that CMBC may purchase (a) a number of Shares in the Step Two Issuance and Sale following the First Closing as set forth in the Investment Agreement, and (b) a number of Shares in the Step Three Issuance and Sale following the consummation of the Step Two Issuance and Sale as set forth in the Investment Agreement.

Pursuant to the Investor’s Rights Agreement, during the Standstill Period, CMBC has agreed not to, and to cause each of its subsidiaries and its and their respective executive officers not to, directly or indirectly, alone or in concert with others (a) seek to place a representative on the Board of the Issuer or seek removal of any member of the Board of the Issuer; (b) propose or seek to effect any type of transaction (a “Transaction Proposal”) that would otherwise result in any change in the majority ownership of the Issuer’s outstanding voting securities or in any increase in the percentage of the total number of outstanding Shares then owned by CMBC (the “CMBC Percentage”) beyond the percentages permitted under the Investor’s Rights Agreement (the “Permitted Percentages”); (c) suggest or announce its willingness to engage in, or have another person engage in any Transaction Proposal or take any action that would reasonably be expected to require Issuer to make a public announcement regarding any Transaction Proposal; (d) induce or encourage any other person to propose, discuss or assist any person who has made or contemplating making, any Transaction Proposal; (e) have or seek to have more than two representatives serve as officers, agents, or employees of the Issuer; (f) permit the sale of any of its nonbanking products through the officers or employees of the Issuer or any affiliate thereof; (g) dispose or threaten to dispose of shares of the Issuer in any manner as a condition of specific action or non-action by the Issuer; (h) enter into any agreement or arrangement or otherwise act in concert with any other person with respect to Common Stock; or (i) seek to circumvent any of the above limitations.

Issuer Repurchase

Pursuant to the Investor’s Rights Agreement, if, at any time during the Standstill Period, there is a repurchase or redemption of Common Stock by the Issuer that, by reducing the amount of outstanding Common Stock, increases the CMBC Percentage to an amount in excess of the then applicable Permitted Percentage, CMBC is obligated to dispose of Common Stock beneficially owned by it such that following such

Page 7 of 13 Pages

disposal(s), the amount of Common Stock held by CMBC is equal to the then applicable Permitted Percentage.

Anti-Dilution Rights

Pursuant to the Investor’s Rights Agreement, if at any time the CMBC Percentage decreases, as a result of any issuance of Common Stock or other voting securities by the Issuer, or any capital reorganization or reclassification of Common Stock or any other corporate action (each, a “Dilutive Event”), CMBC has the option and right to acquire additional Shares so that, immediately after such acquisition(s), CMBC will beneficially own the same CMBC Percentage as was beneficially owned by CMBC immediately prior to the occurrence of the Dilutive Event.

Transfer Restrictions

Pursuant to the Investor’s Rights Agreement, (a) during the Standstill Period, CMBC is obligated not to transfer or enter into any arrangement to transfer any Shares held by CMBC, (b) following the expiration of the Standstill Period, on any trading day, CMBC may sell, in public market transactions only, that number of shares of the Common Stock representing not more than 10% of the average daily trading volume of Common Stock on the Nasdaq Global Select Market for the ninety trading days preceding the date of sale (i) pursuant to an effective registration statement, or (ii) as permitted by and pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Issuer Right of First Offer

Pursuant to the Investor’s Rights Agreement, prior to making any offer to transfer any Common Stock after the expiration of the Standstill Period, CMBC must give the Issuer the opportunity to purchase such Common Stock at a price equal to the average daily closing price per Share as quoted on the Nasdaq Global Select Market for the thirty (30) consecutive trading days commencing on the fifth (5th) trading day prior to the date of such sale. Such offer shall remain open and irrevocable for 15 business days after receipt of such offer by the Issuer.

Registration Rights

Pursuant to the Investor’s Rights Agreement, the Issuer is required, upon proper demand, to register under the Securities Act, Shares owned by CMBC. CMBC is not entitled to request more than one such demand registration statement in any 6-month period, or to more than a total of six requests for such demand registrations under the Investor’s Rights Agreement. The Investor’s Rights Agreement also provides for certain “piggyback” registration rights for the benefit of CMBC in connection with any public offering of Common Stock registered under the Securities Act.

Information Rights

Pursuant to the Investor’s Rights Agreement, so long as CMBC holds 4.9% of the outstanding Common Stock, within thirty business days after the end of each month, within forty-five days after the end of each of the first three fiscal quarters and within seventy-five days after the end of each fiscal year, the Issuer is obligated to provide CMBC with certain financial statements and management reports.

Page 8 of 13 Pages

Board Representation

Pursuant to the Investor’s Rights Agreement, (a) once CMBC provides a written confirmation to the Issuer to increase CMBC’s stockholding to 9.9%, the Issuer is obligated to increase the size of the Board of the Issuer by one director and CMBC will be entitled to designate an individual to be elected as a director to fill in the vacancy, and (b) upon the consummation of the Step Three Issuance and Sale, if any, the Issuer is obligated to increase the size of the Board of the Issuer by one additional director and CMBC will be entitled to designate an individual to be elected as a director to fill in the additional vacancy. On September 24, 2008, following CMBC’s recommendation pursuant to the Investor’s Rights Agreement, the Issuer’s Board of Directors appointed Mr. Qingyuan Wan to fill a vacancy created by the resignation of a director of the Issuer.

Management Representation

Pursuant to the Investor’s Rights Agreement, (a) so long as CMBC from time to time maintains a CMBC Percentage of 4.9% (subject to certain exceptions), CMBC is entitled to recommend the appointment of one senior, non-executive manager to the Issuer, and (b) following the consummation of the Third Step Issuance and Sale, so long as CMBC from time to time maintains a CMBC Percentage of 19.9% (subject to certain exceptions), CMBC is entitled to recommend the appointment of a second senior manager to the Issuer.  It is the understanding of CMBC and the Issuer that such managers must have the title of “Senior Vice President” and equivalent rights and responsibilities to those of other Senior Vice Presidents of the Issuer. As of the date of this Statement, CMBC has yet to recommend the appointment of a senior, non-executive manager to the Issuer.

Corporate Opportunities

Pursuant to the Investor’s Rights Agreement, the Issuer and CMBC agree that, insofar as any of (a) CMBC’s nominees to the Board and management of the Issuer, and (b) the Issuer's nominee to the board of directors of CMBC, are presented with corporate opportunities that may be opportunities for both the Issuer and CMBC, such representative shall be deemed to have acted in good faith and in a manner he reasonably believed to be in the best interests of both the Issuer and CMBC, provided that he acts in a manner in consistent with the policy set forth in Section 6.4 of the Investor’s Rights Agreement.

No Managerial or Operational Control

Pursuant to the Investor’s Rights Agreement, except for the rights specifically granted under the Investor’s Rights Agreement and unless expressly approved by a duly authorized U.S. federal or state bank regulatory agency, in no event shall CMBC or any affiliate of CMBC have any managerial or operational control of the Issuer.

Voting Agreement

Pursuant to the Investor’s Rights Agreement and a voting agreement entered into by and between CMBC and the Issuer as of March 5, 2008 (the “Voting Agreement”), a copy of which is included as Exhibit 4 to this Statement, during the Standstill Period, CMBC must vote and cause to be voted all Common Stock beneficially owned by CMBC (a) for persons nominated and recommended by the Board for election

Page 9 of 13 Pages

as directors of the Board and against any other person nominated for election as a director and (b) as otherwise directed by the Board, so long as such vote (i) is not adverse to CMBC’s rights under the Investor’s Rights Agreement or the Investment Agreement, (ii) is not adverse to its rights as a stockholder of the Issuer, or (iii) does not have a disproportionately adverse impact on its interests.  Upon completion of the First Closing, CMBC was required to submit to the Issuer a Voting Agreement executed by Buyer, a copy of which is included as Exhibit 4 to this Statement.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between CMBC or, to the best of CMBC’s knowledge, any of the persons named in Schedule A to this Statement, or between CMBC and any other person or, to the best of CMBC’s knowledge, any person named in Schedule A to this Statement and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Investment Agreement, dated as of October 7, 2007, between China Minsheng Banking Corp., Ltd. and UCBH Holdings, Inc.

Exhibit 2	Letter Agreement, dated as of September 22, 2008, between China Minsheng Banking Corp., Ltd. and UCBH Holdings, Inc.

Exhibit 3	Investor’s Rights Agreement, dated as of October 7, 2007, between China Minsheng Banking Corp., Ltd. and UCBH Holdings, Inc.

Exhibit 4	Voting Agreement, dated as of March 5, 2008, between China Minsheng Banking Corp., Ltd. and UCBH Holdings, Inc.

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 31, 2008	CHINA MINSHENG BANKING CORP., LTD.

/s/ Mao Xiaofeng
Signature

Mao Xiaofeng/Board Secretary & Vice President
Name/Title

Page 11 of 13 Pages

SCHEDULE A

The following table sets forth certain information as to the Directors and Executive Officers of CMBC.

Name	Present Principal Occupation	Citizenship
Directors*
Dong Wenbiao	Chairman	PRC
Zhang Hongwei	Vice Chairman	PRC
Lu Zhiqiang	Vice Chairman	PRC
Xing Jijun	Director	PRC
Wang Hang	Director	PRC
Tow Heng Tan	Director	Singapore
Shi Yuzhu	Director	PRC
Chen Jian	Director	PRC
Wang Yugui	Director	PRC
Huang Xi	Director	PRC
Wang Lianzhang	Independent Director	Hong Kong
Wang Songqi	Independent Director	PRC
Gao Shangquan	Independent Director	PRC
Zhang Ke	Independent Director	PRC
Wu Zhipan	Independent Director	PRC
Liang Jinquan	Independent Director	PRC

Executive Officers**
Wang Tongshi	President	Hong Kong
Hong Qi	Vice President	PRC
Liang Yutang	Vice President	PRC
Shao Ping	Vice President	PRC
Zhao Pinzhang	Vice President	PRC
Wu Tonghong	Chief Financial Officer	PRC
Mao Xiaofeng	Board Secretary & Vice President	PRC

*	The business address for each of the Directors of CMBC is: c/o No. 2 Fuxingmennei Avenue, Xicheng District, Beijing, 100031 China.
**	The business address for each of the Executive Officers of CMBC is: c/o No. 2 Fuxingmennei Avenue, Xicheng District, Beijing, 100031 China.

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Investment Agreement, dated as of October 7, 2007, between China Minsheng Banking Corp., Ltd. and UCBH Holdings, Inc.

Exhibit 2	Letter Agreement, dated as of September 22, 2008, between China Minsheng Banking Corp., Ltd. and UCBH Holdings, Inc.

Exhibit 3	Investor’s Rights Agreement, dated as of October 7, 2007, between China Minsheng Banking Corp., Ltd. and UCBH Holdings, Inc.

Exhibit 4	Voting Agreement, dated as of March 5, 2008, between China Minsheng Banking Corp., Ltd. and UCBH Holdings, Inc.

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